December 2, 2014

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:         Republic of Chile:

Post-Effective Amendment No. 4 to Registration Statement under Schedule B of the Securities Act of 1933, filed on December 2, 2014

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Republic of Chile (the “Republic”) hereby requests that the Republic’s Registration Statement (File No. 333-183920) under Schedule B of the Securities Act of 1933, as filed with the Securities and Exchange Commission (the “Commission”) on September 14, 2012, as amended by Post-Effective Amendment No. 1, as filed with the Commission on November 14, 2012, Post-Effective Amendment No. 2, as filed with the Commission on November 12, 2014, Post-Effective Amendment No. 3, as filed with the Commission on December 1, 2014 and Post-Effective Amendment No. 4, as filed with the Commission on December 2, 2014, be declared effective at 5:00 P.M. on December 2, 2014, or as soon thereafter as practicable.

Very truly yours,

THE REPUBLIC OF CHILE

By:	/s/ Alejandro Micco Aguayo
Alejandro Micco Aguayo
Undersecretary of the Ministry of Finance Republic of Chile